04 MAR -3 AM 7:21

04010256

February 24, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel to appoint new president "

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

dlw 3/4

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE FROM KOBE STEEL

Kobe Steel to appoint new president

TOKYO, February 24, 2004 – Kobe Steel, Ltd. announces that its Board of Directors decided today to appoint Executive Vice President and Representative Director Yasuo Inubushi as President, CEO and Representative Director of Kobe Steel. Current President Koshi Mizukoshi will become Chairman and Representative Director. These appointments will become effective on April 1.

Profile of Yasuo Inubushi

Yasuo Inubushi was born in the city of Tokushima in Tokushima Prefecture on February 10, 1944. He graduated from the School of Economics at Osaka University in March 1967.

In April 1967, Inubushi joined Kobe Steel, Ltd. He was initially assigned to the Accounting Section at Kobe Works. Two years later, he was transferred to the Sales Planning & Administration Dept. in Osaka. Following a number of postings, Mr. Inubushi spent a cumulative total of 10 years in the Sales Planning & Administration Dept.

Inubushi spent a total of eight years working overseas. In 1974, he was transferred to Titan Steel & Wire Co., Ltd., a secondary wire rod processor in Canada. He subsequently worked in Kobe Steel's offices in Los Angeles and New York.

In 1981, Inubushi was promoted to Manager of the Cold Rolled Sheet Sales Section in Osaka's Steel Sheet Sales Dept., a domestic sales position. After that, he was assigned to the Steel Export Dept. involved in the overseas market. Beginning in 1987, Inubushi was engaged in the establishment and administration of USS/KOBE Steel Company and PRO-TEC Coating Company, joint ventures with the former USX Corporation (currently United States Steel Corporation).

In January 1990, he rose to General Manager of the International Operations Dept., Iron & Steel Division, which was in charge of the overseas steel ventures.

In June 1996, Inubushi was appointed a Director of Kobe Steel. He was responsible for the Planning & Administration Dept. and was General Manager of the Sales Planning & Administration Dept. in the Iron & Steel Division.

In June 1999, he was promoted to the position of Senior Officer of Kobe Steel and looked after a number of head office operations. He oversaw the Human Resources Dept. and Corporate Planning Dept. and was responsible for the Legal Dept. and Finance Dept. He was instrumental in Kobe Steel's "selection and consolidation" of its businesses, including the sale of the semiconductor business and the reforming of the construction machinery business.

In June 2001, Inubushi became an Executive Officer of Kobe Steel and returned to the Iron & Steel Sector as General Manager of the Steel Sales Division.

The following year, in June 2002, Inubushi was promoted to Executive Vice President and Representative Director of Kobe Steel.

Media Contact:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 JAPAN

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5871
E-mail www-admin@kobelco.co.jp
Website: www.kobelco.co.jp

February 24, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" **Kobe Steel and Mitsubishi Materials to form copper tube joint venture company**"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Mitsubishi Materials Corporation
Tokyo Stock Exchange No. 5711

Kobe Steel and Mitsubishi Materials to form copper tube joint venture company

TOKYO, February 24, 2004 – Kobe Steel, Ltd. and Mitsubishi Materials Corporation formally agreed today to establish a joint venture company to which their copper tube businesses will be transferred. To be formed on April 1, the new company, Kobelco & Materials Copper Tube, Ltd. (or KMC), will be 55% owned by Kobe Steel and 45% owned by Mitsubishi Materials.

Kobe and Mitsubishi previously announced in November last year plans to combine their copper tube businesses and form a joint venture, though details of the new company were undecided at that time.

The joint venture is forecast to have consolidated sales of 34 billion yen and a domestic market share of about 35%. To have an estimated 30% share in Southeast Asia, the new company will be one of the largest manufacturers of copper tube in the region.

KMC will manufacture, sell and conduct R&D on copper tube for air conditioners, copper tube for construction and hot water supply, and other related products. To be based in Tokyo, the new company will be capitalized at 6 billion yen. An extra 5 billion yen will be allocated for capital reserve. KMC will employ approximately 370 people in Japan and 680 overseas. The president will be Shinji Yano, who is currently an executive vice president at Kobe Steel.

In production scale, marketing, quality, cost competitiveness, technical capabilities, and manufacturing technology, the new joint venture will aim to become one of the leading integrated manufacturers of copper tube in Asia, combining Kobe Steel's metal processing technology and Mitsubishi Materials Group's alloy technology.

To be transferred to KMC are the assets, liabilities, rights and obligations, and other contractual arrangements pertaining to the manufacture, research and development, and sale of copper tube and related processed products currently held by Kobe Steel and Mitsubishi Materials. To be included in the transfer are Kobe Copper (Malaysia) Sdn. Bhd. and Hatano Pipe Center, Ltd. in which Kobe Steel holds equity stakes and MMC Copper Tube (Thailand) Co., Ltd. in which Mitsubishi Materials holds an equity share.

Outline of the New Company

Name: Kobelco & Materials Copper Tube, Ltd.
Head office: Tokyo
Capital: 6 billion yen (plus 5 billion yen for capital reserve)
Equity share: Kobe Steel 55%, Mitsubishi Materials 45%
President & Representative Director:
Shinji Yano (Currently Executive Vice President & Representative Director, Kobe Steel, Ltd.
Employees: About 370 in Japan & 680 overseas
Production: Hadano, Kanagawa; Kitamoto, Saitama (both in Japan)
Overseas: Kobe Copper (Malaysia) Sdn. Bhd.
MMC Copper Tube (Thailand) Co., Ltd.

(In the future, these two companies will be renamed respectively as follows:
Kobelco & Materials Copper Tube (Malaysia) Sdn. Bhd.
Kobelco & Materials Copper Tube (Thailand) Co., Ltd.)

Business activities: Copper tube for air conditioners, copper tube for construction and hot water supply, and other related products

Media Contacts

Kobe Steel, Ltd.
Gary Tsuchida
Communication Center
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 Japan

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www-admin@kobelco.co.jp

Mitsubishi Materials Corporation
Corporate Communications & IR Dept.
Tel +81 (0)3 5252-5206
Fax +81 (0)3 5252-5272
E-mail www-adm@mmc.co.jp